                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number 0-16964
                                                                       -------

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: May 31, 1998
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
                                ---------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        Part I. Registrant Information

Full Name of Registrant: Cancer Treatment Holdings, Inc. Former Name if
Applicable: N/A
                 c/o 540 Joan Drive, Fairfield, CT 06430-2207
                 --------------------------------------------
Address of principal executive office (Street and Number), City, State and Zip Code

                       Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

      : (a) The reasons described in reasonable detail in Part III of this form could
      :    not be eliminated without unreasonable effort or expense;
      :
[X]   :    (b) The subject annual report, semi-annual report, transition report on Form
      : 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before
      :    the 15th calendar day following the prescribed due date; or the subject
      : quarterly report or transition report on Form 10-Q, or portion thereof will be
      : filed on or before the fifth calendar day following the prescribed due date;
      :    and
      :
      :    (c) The accountant's statement or other exhibit required by Rule
           12b-25(c)
      :    has been attached if applicable.

                           Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N- SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                               Page 1 of 3 Pages

     An extension of time in filing Form 10-KSB is required, since the registrant sold substantially all of its assets and liabilities as of May 31, 1998 and is in the process of determining the impact of this proposed transaction on the recorded assets and liabilities of the registrant as of May 31, 1998. The registrant expects the determination to be available in time for filing within the extension period.

                       Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

   Carol O'Donnell                                (203) 254-7765
   ---------------                                --------------
   Name                                     Area Code and Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Cancer Treatment Holdings, Inc.
                       -------------------------------
                 (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 26, 1998                    By:   /s/ Carol O'Donnell
       ---------------                         --------------------
-----------------------
                                          Carol O'Donnell
                                          Secretary

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           Attachment to Form 12b-25

                                                Commission File Number 0-16964
                 -------


                        CANCER TREATMENT HOLDINGS, INC.

Part IV
Other Information

(3) As stated in response to Part III, the registrant sold substantially all of its assets and liabilities as of May 31, 1998. The registrant is in the process of determining the impact of this proposed transaction on the registrant's recorded assets and liabilities as of May 31, 1998.

                                      -3-